UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Urban Modesty Inc.

Legal status of issuer

Form
S-Corporation

Jurisdiction of Incorporation/Organization
New York

Date of organization
June 27, 2013

Physical address of issuer
171 99th street Brooklyn NY 11209

Website of issuer
https://www.urbanmodesty.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Pre-Seed Preferred Stock

Target number of Securities to be offered
3,334

Price (or method for determining price)
$7.50

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$300,000

Deadline to reach the target offering amount
April 29, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$59,070	$45,090
Cash & Cash Equivalents	$6,980	$2,950
Accounts Receivable	N/A	N/A
Short-term Debt	$25,710	$48,318
Long-term Debt	N/A	N/A
Revenues/Sales	$273,788	$324,340
Cost of Goods Sold	($139,977)	($200,648)
Taxes Paid	N/A	N/A
Net Income	$36,588	$34,814

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 5, 2020

Urban Modesty, Inc.

Up to $300,000 of Series Pre-Seed Preferred Stock

Urban Modesty, Inc. ("Urban Modesty", the "Company," "we," "us", or "our"), is offering up to $300,000 worth of Series Pre-Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 29, 2020 . The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by April 29, 2020. , no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 24, 2020 will be permitted to increase their subscription amount at any time on or before April 29, 2020. upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after April 24, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $300,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 24, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.urbanmodesty.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/urban.modesty

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Urban Modesty Inc. ("the Company") was incorporated on June 27, 2013 under the laws of the State of New York, and is headquartered in Brooklyn, New York. During 2018, the Company converted from a C-corporation to an S-corporation. The Company manufactures and sells women's modest fashion apparel.

The Company is located at 171 99th street, Brooklyn NY 11209.

The Company's website is https://www.urbanmodesty.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/urban.modesty and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Pre-Seed Preferred Stock being offered	$25,000
Maximum amount of Series Pre-Seed Preferred Stock	$300,000
Purchase price per Security	TBD
Minimum investment amount per investor	$1,000
Offering deadline	April 29, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 13, 16 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its

competitors include major companies worldwide. The modest fashion market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modest fashion space. Additionally, the product may be in a market where customers will not have brand loyalty.

The consolidation of retail customers could adversely affect the Company. Retail customers in major markets may consolidate, resulting in fewer customers for the business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label

brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an employee were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a New York S-Corporation and New York does not legally require its S-corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's Managing Members, Sherihan and Ahmed, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The company has conducted related party transactions. The Company leases certain office space from one of its shareholders. The lease is month-to-month and has no termination date. The Company currently makes rental payments of $1,000 per month. For the years ended December 31, 2018 and 2017, the Company recognized rent expense of $12,000 and $9,000, respectively.

The Company's cash position is relatively weak. The Company currently has only $4,301.96 in cash balances as of December 26, 2019. This equates to about one month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has engaged in several short-term financing agreements. During the years ended December 31, 2018 and 2017, the Company entered into short-term financing agreements for cash proceeds of $21,000 and $28,000, respectively. The financing agreements have no maturity date and are repaid daily in amounts equal to 15% of daily sales through the lender's online platform. The total financing fee to be recognized over the life of the loan is $2,730 and $3,640, respectively.

In June 2019, the Company entered into a short-term financing agreement for proceeds of $44,000. The total loan is repayable in amounts equal to 20% of daily sales through the lenders' online platform, with a financing fee to be recognized over the life of the loan totaling $2,625.

In August 2019, the Company entered into a short-term financing agreement for proceeds of $14,000. The total loan is repayable in amounts equal to 15% of daily sales through the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $1,820.

In December 2019, the Company entered into a short-term financing agreement for proceeds of $29,000. The totally loan is repayable in amounts equal to 30% of daily sales through the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $5,869.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Risks Related to the Securities

The Series Pre-Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Pre-Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Pre-Seed Preferred Stock. Because the Series Pre-Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Pre-Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Pre-Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Pre-Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Pre-Seed Preferred Stock may be subject to dilution. Purchasers of Series Pre-Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Pre-Seed Preferred Stock in this

Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Pre-Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Pre-Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Pre-Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Urban Modesty seeks to dominate the U.S. Modest Fashion Market by satisfying the unmet needs of modest dressing woman seeking trending modest designs. Since 2014 Urban Modesty has successfully worked towards positioning itself for market dominance.

Business Plan

When one thinks of modest fashion, one imagines ill-fitting, long, draping clothing, something like what my grandmother would wear. Who says modest fashion has to be frumpy, dumpy and out of fashion? Shopping for modest clothing is like looking for a needle in a haystack. Skirts and dresses never seemed to be quite long enough. Shirts were often sheer, didn't come up high enough in the front. Even if by some odd chance that did find something, they were really expensive or not very stylish.

Before Urban Modesty, to put together an outfit, Sherihan had to go to several stores. Store 1 for the stylish dress with the high slit. Store 2 for the blazer to cover the arms, and store 3 for the lining to cover the high thigh slit. It was exhausting and the contraption created in the end didn't look so good!

Instead of being discouraged, Sherihan took matters into her own hands and started designing her own clothing. In spring of 2014, Sherihan decided to help women who felt the same. Ahmed joined the team later on as our first investor and as an online marketing expert. Their goal is to help women find stylish and affordable clothing with modern styles that match their clothing needs and are good quality. We believe modesty isn't about hiding ourselves, it's about revealing our dignity!

Urban Modesty is an online modest clothing retail brand based out of New York for fashion-forward women who want to dress trendy and show their personality without compromising their values. Who says it has to be frumpy?

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.5% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Inventory	40%	40%	40%
Marketing	30%	30%	30%
Salaries	20%	20%	20%
Operations	10%	10%	10%
Rent	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sherihan Moustafa	CEO & Creative Director (2014 – Present)	Urban Modesty, CEO & Creative Director (2014 – Present)
Ahmed Megahed	Chief Marketing Officer (2014 – Present)	Urban Modesty, Chief Marketing Officer (2014 – Present)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	200	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Clearbanc	$20,666.71	20% of daily sales through the lenders' online platform, with a financing fee to be recognized over the life of the loan totaling $2,625.	N/A	N/A	N/A	N/A
Loan	Shopify Capital	$23,935.98	15% of daily sales through the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $1,820	N/A	N/A	N/A	N/A
	PayPal Working Capital	$26,512.61	30% of daily sales through				

			the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $5,869				

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Number and type/class of security held**	**Percentage ownership**
Sherihan Moustafa	102 Common Shares	51%
Ahmed Megahed	98 Common Shares	49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Urban Modesty Inc. ("the Company") was incorporated on June 27, 2013 under the laws of the State of New York, and is headquartered in Brooklyn, New York. During 2018, the Company converted from a C-corporation to an S-corporation. The Company manufactures and sells women's modest fashion apparel.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $4,301.96 in cash on hand as of December 26, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $1,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
None.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Pre-Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Pre-Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information rights; and
- a right of first refusal for the transfer of Series A Preferred Units by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Pre-Seed Preferred Stock in the Regulation D offering convert under similar terms to the Series Pre-Seed Preferred Stock in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Pre-Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Pre-Seed Preferred Stock

Dividend Rights
Holders of Series Pre-Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Pre-Seed Preferred Stock is outstanding, holders of Series Pre-Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class

with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Pre-Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Pre-Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Pre-Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Pre-Seed Preferred Stock.

The Series Pre-Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Pre-Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Pre-Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Pre-Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Pre-Seed Preferred Stock Investment Agreement
Under the Series Pre-Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Pre-Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Pre-Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Pre-Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets,

or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Pre-Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse

or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: The Company leases certain office space from one of its shareholders. The lease is month-to-month and has no termination date. The Company currently makes rental payments of $1,000 per month. For the years ended December 31, 2018 and 2017, the Company recognized rent expense of $12,000 and $9,000, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Pre-Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on

hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sherihan Moustafa
(Signature)

Sherihan Moustafa
(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sherihan Moustafa
(Signature)

Sherihan Moustafa
(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors
(Title)

March 5, 2020
(Date)

/s/Ahmed Megahed
(Signature)

Ahmed Megahed
(Name)

CMO, principal executive officer, principal financial officer, controller, board of directors
(Title)

March 5, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Urban Modesty

If you got Modesty, We got you Covered

URBAN MODESTY INC.

A New York Corporation

Financial Statements (Unaudited) and

Independent Accountants' Review Report

December 31, 2018 and 2017

URBAN MODESTY INC.

Years Ended December 31, 2018 and 2017

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Stockholders' of
Urban Modesty Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Urban Modesty Inc. ("the Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, Washington

January 13, 2020

Members of:
WSCPA
AICPA

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

URBAN MODESTY INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 6,980	$ 2,950
Inventory	48,350	35,900
Total current assets	55,330	38,850
Property and equipment, net	3,740	6,240
Total assets	$ 59,070	$ 45,090
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 5,410	$ 27,339
Short-term financing arrangement	20,300	20,979
Total current liabilities	25,710	48,318
Total liabilities	25,710	48,318
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 200 shares issued and outstanding at December 31, 2018 and 2017	-	-
Additional paid-in capital	-	-
Retained earnings	33,360	(3,228)
Total stockholders' equity	33,360	(3,228)
Total liabilities and stockholders' equity	$ 59,070	$ 45,090

See accountants' review report and accompanying notes to the financial statements.

URBAN MODESTY INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Sales, net	$ 273,788	$ 324,340
Cost of goods sold	(139,977)	(200,648)
Gross profit	133,811	123,692
Operating expenses		
Selling expenses	42,462	32,110
General and administrative	20,583	17,566
Advertising and marketing	18,201	27,742
Rent	12,000	9,000
Depreciation	2,500	1,260
Professional fees	1,477	1,200
Total operating expenses	97,223	88,878
Net income before income taxes	36,588	34,814
Provision for income taxes	-	-
Net income	$ 36,588	$ 34,814

See accountants' review report and accompanying notes to the financial statements.

URBAN MODESTY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2017 and 2016

(unaudited)

	Common Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance on December 31, 2016		$ -	$ -	$ (38,042)	$ (38,042)
Net income				34,814	34,814
Balance on December 31, 2017	-	-	-	(3,228)	(3,228)
Net income				36,588	36,588
Balance on December 31, 2018	-	$ -	$ -	$ 33,360	$ 33,360

See accountants' review report and accompanying notes to the financial statements.

URBAN MODESTY INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net income	$ 36,588	$ 34,814
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	2,500	1,260
Changes in operating assets and liabilities:		
Inventory	(12,450)	(27,186)
Accounts payable and accrued expenses	(21,929)	(19,417)
Net cash used by operating activities	4,709	(10,529)
Cash flows from investing activities		
Payments for the purchase of fixed assets	-	(7,500)
Net cash used by investing activities	-	(7,500)
Cash flows from financing activities		
Funds received from short-term financing	23,730	28,000
Payments on short-term financing	(24,409)	(7,021)
Net cash provided (used) by financing activities	(679)	20,979
Net increase in cash and cash equivalents	4,030	2,950
Cash and cash equivalents, beginning	2,950	-
Cash and cash equivalents, ending	$ 6,980	$ 2,950
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Urban Modesty Inc. ("the Company") was incorporated on June 27, 2013 under the laws of the State of New York, and is headquartered in Brooklyn, New York. During 2018, the Company converted from a C-corporation to an S-corporation. The Company manufactures and sells women's modest fashion apparel.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes returns upon receipt of units of returned merchandise.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2018 and 2017, the Company determined no such impairment charge was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $18,201 and $27,742 in advertising and marketing costs, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The stockholders of the Company have elected to be taxed under the provisions of subchapters S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate shares of the Company's taxable income. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitations of three years from the date of the return. As such, tax returns for yours 2016 through 2018 remain open to potential examination.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic business entities for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2020. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 13, 2020, which is the date these financial statements were available to be issued.

In June 2019, the Company entered into a short-term financing agreement for proceeds of $44,000. The total loan I repayable in amounts equal to 20% of daily sales through the lenders' online platform, with a financing fee to be recognized over the life of the loan totaling $2,625.

In August 2019, the Company entered into a short-term financing agreement for proceeds of $14,000. The total loan is repayable in amounts equal to 15% of daily sales through the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $1,820.

In December 2019, the Company entered into a short-term financing agreement for proceeds of $29,000. The totally loan is repayable in amounts equal to 30% of daily sales through the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $5,869.

NOTE 2 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2018	2017
Computers and equipment	$ 5,500	$ 5,500
Furniture and equipment	2,000	2,000
	7,500	7,500
Accumulated depreciation	(3,760)	(1,260)
Property and equipment, net	$ 3,740	$ 6,240

Depreciation expense for the years ended December 31, 2018 and 2017, was $2,500 and $1,260, respectively.

NOTE 3 – SHORT-TERM FINANCING AGREEMENTS

During the years ended December 31, 2018 and 2017, the Company entered into short-term financing agreements for cash proceeds of $21,000 and $28,000, respectively. The financing agreements have no maturity date and are repaid daily in amounts equal to 15% of daily sales through the lender's online platform. The total financing fee to be recognized over the life of the loan is $2,730 and $3,640, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company leases certain office space from one of its shareholders. The lease is month-to-month and has not termination date. The Company currently makes rental payments of $1,000 per month. For the years ended December 31, 2018 and 2017, the Company recognized rent expense of $12,000 and $9,000, respectively.

EXHIBIT C

PDF of SI Website


URBAN MODESTY
IF YOU GOT MODESTY,
WE GOT YOU COVERED


URBAN MODESTY
This presentation contains offering materials prepared solely by Urban Modesty without t
and not subject to FINRA Rule 2210. In addition, this presentation may contain forv
information relating to, among other things, the company, its business plan and strat
statements reflect management's current views with respect to future events based inforn
are subject to risks and uncertainties that could cause the company's actual results to d
cautioned not to place undue reliance on these forward-looking statements as they are m
and they do not represent guarantees of future results, levels of activity, performance, c
cannot be made. Moreover, no person nor any other person or entity assumes respor
completeness of forward-looking statements, and is under no duty to update any such sta
actual results.

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Invest in Urban Modesty

Modest Fashion Designer and Retailer

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$1,000 Minimum

Preferred Equity Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Urban Modesty is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Urban Modesty without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $1.2 million in lifetime sales (unaudited)
- 30,000+ designs sold to 9,800+ customers
- Sold in over 20 countries
- Modest fashion industry was estimated at $270B in 2017 and is projected to reach $360B+ by 2023
- Median mentions include: Good Morning America and The New York Times

Fundraise Highlights

- Total Round Size: US $300,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Urban Modesty seeks to dominate the U.S. Modest Fashion Market by satisfying the unmet needs of modest dressing woman seeking trending modest designs. Since 2014 Urban Modesty has successfully worked towards positioning itself for market dominance.

When one thinks of modest fashion, one imagines ill-fitting, long, draping clothing, something like what my grandmother would wear. Who says modest fashion has to be frumpy, dumpy and out of fashion? Shopping for modest clothing is like looking for a needle in a haystack. Skirts and dresses never seemed to be quite long enough. Shirts were often sheer, didn't come up high enough in the front. Even, if by some odd chance that did find something, they were really expensive or not very stylish.

Before Urban Modesty, to put together an outfit, Sherihan had to go to several stores. Store 1 for the stylish dress with the high slit. Store 2 for the blazer to cover the arms, and store 3 for the lining to cover the high thigh slit. It was exhausting and the contraption created in the end didn't look so good!

Instead of being discouraged, Sherihan took matters into her own hands and started designing her own clothing. In spring of 2014, Sherihan decided to help women who felt the same. Ahmed joined the team later on as our first investor and as an online marketing expert. Their goal is to help women find stylish and affordable clothing with modern styles that match their clothing needs and are good quality. We believe modesty isn't about hiding ourselves, it's about revealing our dignity!

Urban Modesty is an online modest clothing retail brand based out of New York for fashion-forward women who want to dress trendy and show their personality without compromising their values. Who says it has to be frumpy?

Gallery



Urban Modesty Trendy Abaya & Cover Up Ramadan,...

Urban Modesty Trendy Abaya & Cover Up Ramadan, Eid & Summer Collection.

Media Mentions

GMA Forbes The New York Times

The Team

Founders and Officers



Sherihan Moustafa

CEO AND CREATIVE DIRECTOR

What happens when an economics major who understands the basics of the laws of supply and demand and has a passion for fashion sees an underserved market? Sherihan Moustafa founded Urban Modesty out of a need that she herself could not fulfill. Raised in Brooklyn, she weaves together urban designs, with an interesting dynamic, geared towards modesty. She has a degree in Economics from CCNY (City University of NY) and is a graduate of the 2014 Graduated FastTrac® NewVenture™ from The Kauffman Center of Entrepreneurship.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Lan sca e

Data Room

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Ahmed Megahed

CHIEF MARKETING OFFICER

Ahmed brings 15 years of corporate experience to Urban Modesty. As the Chief Marketing Officer, Ahmed leads the company's facebook Marketing, google Marketing, and website conversion optimization. Ahmed has spent over $100,000 on Facebook Marketing, and has learned what works and what not to waste funds on. He has developed the capability to target our ideal customer with exceptionally captivating ads. Ahmed has built a sales funnel that converts visitors to customers, and keeps the customers coming back to shop more. Ahmed plans to leverage a portion of this raise to scale his proven marketing techniques, which will increase sales while reducing the firm's per purchase ad cost.

In Ahmed's free time he loves to read every book related to sales and influence that he can get his hands on!

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $300,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Preferred Equity

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Urban Modesty has set an overall target minimum of US $250,000 for the round, Urban Modesty must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Urban Modesty's Form C.
Regulation CF cap:	While Urban Modesty is offering up to US $300,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

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Investor Perks

First 100 who contribute $1000 receive a $50 Gift Card

First 75 who contribute $3000 receive a $250 Gift Card & Contribution to the design of a new collection with early access to it

First 50 who contribute $5,000 receive a $500 Gift Card & Involvement in product expansion and design with early access to the product

First 20 who contribute $10,000 receive a $1,000 gift card and behind the scene access to a photoshoot with model and designer meet and greet

First 10 who contribute $20,000 receive pre flagship store grand opening access with CEO meet and greet and plans discussion. Annual ask CEO anything and execution plan update.

First 5 who contribute $50,000 receive pre flagship store grand opening access with CEO and executive team meet and greet and dinner. Semi-Annual ask CEO anything meeting.

First 3 who contribute $100,000 receive a 3 day trip to New York from any US City to meet and greet the CEO and have a one on one store Grand Opening Preview. Quarterly ask CEO anything meeting.

Note: Higher tiers can replace perks from their tier with a perk from a lower tier.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape


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Modest Fashion Industry Growth

The Modest Fashion Industry is a quarter of a trillion dollar industry that is largely untapped and underserved. This segment is increasing in size exponentially year over year. In 2018 the segment size reached a new high of $290 billion and is expected to hit $361 billion by 2023. The modest fashion sector grows annually by 5%.

Urban Modesty's target market is the US modest fashion sector, its home turf. The competition is a Turkey-based modest fashion company named Modanisa. Modanisa has held several funding rounds, which included investors such as Goldman Sachs and the European Bank for Reconstruction and Development. These rounds have raised $150 M thus far. Modanisa aims to be the first modest fashion unicorn, i.e. $1 Billion in valuation. Modanisa is Turkey-based with Turkish design and has a different business model than Urban Modesty. Modanisa is a Market Place, similar to Amazon, and does not manufacture or design any of its products. There is also a cultural barrier where their designs are identified as Turkish whereas our customers do not!

Urban Modesty is not a marketplace and designs its owns products, similar to H&M and Zara. This allows Urban Modesty to have full control over its designs and manufacturing process. Since the U.S. is Urban Modesty's home turf, Urban Modesty is uniquely positioned to satisfy the U.S. domestic markets' increasing modest fashion needs. Once the U.S. home turf market is dominated, Urban Modesty will follow is targeted plan for global dominance.

While there are various boutique modest fashion firms in the U.S., none have a proven track record of trending fashion designs that meet the needs of the U.S. market. Urban Modesty aims to become the household name for trendy modesty fashion, completely dominating the market.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The modest fashion market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modest fashion space. Additionally, the product may be in a market where customers will not have brand loyalty.

The consolidation of retail customers could adversely affect the Company. Retail customers in major markets may consolidate, resulting in fewer customers for the business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers, to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an employee were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a New York S-Corporation and New York does not legally require its S-corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's Managing Members, Sherihan and Ahmed, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The company has conducted related party transactions. The Company leases certain office space from one of its shareholders. The lease is month-to-month and has no termination date. The Company currently makes rental payments of $1,000 per month. For the years ended December 31, 2018 and 2017, the Company recognized rent expense of $12,000 and $9,000, respectively.

The Company's cash position is relatively weak. The Company currently has only $4,301.96 in cash balances as of December 26, 2019. This equates to about one month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has engaged in several short-term financing agreements. During the years ended December 31, 2018 and 2017, the Company entered into short-term financing agreements for cash proceeds of $21,000 and $28,000, respectively. The financing agreements have no maturity date and are repaid daily in amounts equal to 15% of daily sales through the lender's online platform. The total financing fee to be recognized over the life of the loan is $2,730 and $3,640, respectively.

In June 2019, the Company entered into a short-term financing agreement for proceeds of $44,000. The total loan is repayable in amounts equal to 20% of daily sales through the lenders' online platform, with a financing fee to be recognized over the life of the loan totaling $2,625.

In August 2019, the Company entered into a short-term financing agreement for proceeds of $14,000. The total loan is repayable in amounts equal to 15% of daily sales through the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $1,820.

In December 2019, the Company entered into a short-term financing agreement for proceeds of $29,000. The totally loan is repayable in amounts equal to 30% of daily sales through the lender's online platform, with a financing fee to be recognized over the life of the loan totaling $5,869.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

epresentatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission (“SEC”) which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company’s profile) before making any investment decision.

What is Rule 506(c) under egulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor’s status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Urban Modesty

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Urban Modesty. Once Urban Modesty accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Urban Modesty in exchange for your securities. At that point, you will be a proud owner in Urban Modesty.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Urban Modesty has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company’s initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Urban Modesty does not plan to list these securities on a national exchange or another secondary market. At some point Urban Modesty may choose to do so, but until then you should plan to hold your investment for a significant period of time before a “liquidation event” occurs. A “liquidation event” is when Urban Modesty either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Urban Modesty’s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Urban Modesty’s Form C. The Form C includes important details about Urban Modesty’s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account’s portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account’s portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck


URBAN
MODESTY
IF YOU GOT MODESTY,
WE GOT YOU COVERED

URBAN MODESTY

WHICH BRANDS DOMINATE GLOBAL FASHION SEGMENTS?

$85B JEANS INDUSTRY?
LEVI'S DOMINATES

$90B SNEAKER INDUSTRY?
NIKE DOMINATES

? ? ?

$270+B MODEST APPAREL INDUSTRY?NO BRAND DOMINATES

THE $300B MODEST FASHION SEGMENT IS COMPLETELY UNDERSERVED AND UP FOR THE TAKING

WHY IS A $270B SEGMENT STILL **UNDERSERVED**?
Why have other companies attempted to serve it but **FAILED**?

MISUNDERSTANDING MODEST REQUIREMENTS



H&M

See-through, short-sleeve & length, *"modest" dresses released*

Unsuccessful Launch

GIVING IN TO BACKLASH


DECATHLON
Decathlon Maroc
79

Decathlon

Sport hijab release resulted in wave of "insults" and "boycott threats"

Canceled Plans

NOT MEETING CUSTOMER NEEDS



Modanisa

Market Place, not designer & manufacturer, no control over design or quality, non-US based

On Track for $1B Valuation



WHAT DO MODEST APPAREL CUSTOMERS WANT AND NEED?

CUSTOMER RELIGIOUS NEEDS

- Non-see-through fabric
- Long-sleeves, to the wrist
- Full length, to the ankles
- Loose fit that does not cling to curves
- Fair labor standards

CUSTOMER WANTS

- Styles that meet design trends
- Frequent new styles
- No layering required
- Feature full, e.g. pockets, maternity friendly, adjustable
- Low price point
- Interest-free payment plan
- Generous exchange policy
- Fast shipping, e.g. 2 Hour or 2 Day Shipping



OUR MISSION

To fill every modest woman's closet with the latest fashion trends, adapted to meet their modest needs, without emptying their wallets

URBAN MODESTY
POSITIONED TO DOMINATE THIS $300B INDUSTRY

WHAT DIFFERENTIATES URBAN MODESTY

- Highly-rated designs
- Expert in-house designer
- Global, scalable, agile manufacturing process
- In-house Facebook & Google marketing specialists
- Strong brand recognition & affinity
- #1Dress brand at events
- User Entrepreneur
- U.S. Based



Urban Modesty Investment Plans

Inventory Expansion

Increase available styles and release schedule to meet customer demands

Expand available collections

Retail Store

Leveraging customer location analytics, open a retail location in the heart of target audience

Offer online 2-Hour or same day shipping to that area

Marketing

Expand marketing budget to Increase traffic to website leveraging Facebook, Google Ads, and influencer marketing plans

EXHIBIT E

Video Transcript

<u>Exhibit E: Video Transcript</u>

Urban Modesty Trendy Abaya & Cover Up Ramadan, Eid & Summer Collection

[On Screen]:

Fashion
Style
Urban
Modesty
2-3 days Priority US shipping
Designed in NY
100 day exchanges
Shop Now Urbanmodesty.com

Urban Modesty All New Collection Release

[On Screen]:

Urban Modesty
Boho Chic Maxi dress
Tribal Drawstrings Maxi dress
Aztec Two Tone Maxi dress
Floral Chic Maxi dress
Autumn Chic Maxi dress
Autumn Chic Maxi dress
Floral Two Tone Maxi dress
Maroon Floral Drawstring Maxi dress
Blush pencil Maxi skirt
Navy pencil Maxi skirt
Black pencil Maxi skirt
Show now
Urbanmodesty.com
"If You Got Modesty, We Got You Covered"